October 24, 2024

Carl Stanton
Chief Executive Officer
Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

       Re: Focus Impact Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 15, 2024
           File No. 001-40977
Dear Carl Stanton:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Peter Seligson, P.C.